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SEC FILE NUMBER 001-35010
CUSIP NUMBER 74734R108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

New Source Energy Partners L.P.

Full Name of Registrant

Not applicable

Former Name if Applicable

914 North Broadway, Suite 230

Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2013, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting. This material weakness related to our inability to prepare accurate financial statements, resulting from a lack of reconciliations, a lack of detailed review and insufficient resources, and the lack of a sufficient number of qualified personnel to timely and appropriately account for and disclose the impact of complex, non-routine transactions in accordance with United States generally accepted accounting principles. In the current period, these non-routine transactions impacted the recording of equity based compensation, cash-flow presentations, required business combination adjustments and disclosures and calculation of earnings (loss) per unit.

In response, management began the process of evaluating our internal control over financial reporting and taking steps to address the causes of the material weakness by putting into place new accounting processes and control procedures and hiring additional personnel. However, given our completion of several acquisitions in the latter part of 2013, most notably our acquisition of our oilfield services business in November 2013, the measures taken by management have not yet fully resolved the lack of adequate accounting personnel or other supervisory resources, and therefore we have not finished the compilation, dissemination and review of the information required to be presented in the Form 10-K at this time. As a result, we are unable to file the Annual Report on Form 10-K for the year ended December 31, 2013 within the prescribed period. We expect to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard D. Finley	405	272-3028
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New Source Energy Partners L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2014	By:	New Source Energy GP, LLC,
its general partner
		By:	/s/ Richard D. Finley
		Name:	Richard D. Finley
		Title:	Chief Financial Officer and Treasurer (Principal Accounting Officer)